Issuer Free Writing Prospectus Filed pursuant to Rule 433
(Related to Preliminary Prospectus Supplement Dated March 22, 2010)
Registration Statement No. 333-165592

$300,000,000

Overseas Shipholding Group, Inc.

8 1/8% Senior Notes due 2018

Pricing Term Sheet
March 24, 2010

Issuer:	Overseas Shipholding Group, Inc.
Size:	$300,000,000
Maturity:	March 30, 2018
Coupon:	8.125%
Price:	98.563% of face amount
Yield to maturity:	8.375%
Spread to Benchmark Treasury:	490 BPS
Interest Payment Dates:	September 30 and March 30, commencing September 30, 2010
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 50 basis points.
Equity Clawback	Prior to March 30, 2013 up to 35% may be redeemed at 108.125%
Underwriting Discount:	1.75%
Gross Proceeds:	$295,689,000
Net Proceeds to Issuer Before Expenses:	$290,439,000

Trade Date:	Wednesday, March 24, 2010
Settlement:	T+3; Monday, March 29, 2010
Denominations:	$2,000, and integral multiples of $1,000 in excess thereof.
CUSIP/ISIN:	690368 AH8 / US690368AH88
Ratings:	Ba3/BB-
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated HSBC Securities (USA) Inc.
Co- Managers:	Deutsche Bank Securities Inc. DnB NOR Markets, Inc. Goldman, Sachs & Co. ING Financial Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the  prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuers or any underwriter will arrange to send you the prospectus if you request it by contacting any of the Joint Book-Running Managers:

Citigroup Global Markets Inc. Attention: Prospectus Department Brooklyn Army Terminal 140 58th Street, 8th Floor Brooklyn, New York 11220 (800) 831-9146	Morgan Stanley & Co. Incorporated Attention: Prospectus Department 180 Varick Street New York, New York 10014 prospectus@morganstanley.com	HSBC Securities (USA) Inc. Attention: Prospectus Department 452 Fifth Avenue New York, New York 10018 (866) 811-8049

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the issuer and the notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.